Exhibit (a)(1)(B)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

We realize that many of our associates currently hold stock options with exercise prices significantly higher than the current market prices of our common stock. As a result, for many associates, these stock options are ineffective at providing the incentives and retention value that the Board of Directors and management of Winn-Dixie views as important for our long-term strategy.

We are therefore pleased to announce that the Board of Directors has approved a stock option exchange offer in which you are eligible to participate. Specifically, you will have the opportunity to exchange your options that have an exercise price greater than or equal to $20.00 per share. If you participate in this offer, we anticipate that your new option grant will represent the right to purchase fewer shares than the option grants tendered for exchange, but at a lower exercise price. The new options will have an exercise price equal to the closing price of our common stock at the expiration of the exchange offer, which we expect to be December 8, 2009.

Enclosed you will find the following documents related to Winn-Dixie’s stock option exchange offer: an Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, an Election Form, an Eligible Option Information Sheet, and a Notice of Withdrawal.

Please carefully read the documents and instructions enclosed with this letter. The Election Form and Eligible Option Information Sheet must be returned as indicated in the enclosed materials to Teri Podsiadlik, so that it is received before the Expiration Date, which we expect will be at 11:59 p.m., Eastern Time, on December 8, 2009 (or a later Expiration Date if we extend the offer).

If you have any questions about the exchange offer, please contact Teri Podsiadlik, by mail or delivery service at 5050 Edgewood Court, Jacksonville, Florida 32254-3699, by phone at (904) 370-7147, or by e-mail at TeriPodsiadlik@winn-dixie.com.